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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

                                      OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 0-23975

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                       Lockport Savings Bank 401(k) Plan
                            6950 South Transit Road
                         Lockport, New York 14095-0514

B. NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                             Niagara Bancorp, Inc.
                            6950 South Transit Road
                         Lockport, New York 14095-0514

REQUIRED INFORMATION

    The Lockport Savings Bank 401(k) Plan (the "Plan") is subject to EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 (ERISA) and therefore is filing the financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA, as of and for the years ended December 31, 1998 and 1997, as an exhibit to this report. Such Plan financial statements and schedules include an Independent Auditors' Report thereon.

EXHIBIT INDEX

    23   Consent of KPMG LLP
    99 Lockport Savings Bank 401(k) Plan Financial Statements and Schedules as of and for the years ended December 31, 1998 and 1997, with Independent Auditors' Report thereon.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of Lockport Savings Bank (as administrator of the Plan) has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       Lockport Savings Bank 401(k)


Date:  June 25, 1999                   By: /s/ KATHLEEN P. MONTI
       ----------------------              ---------------------------------
                                           Kathleen P. Monti
                                           Executive Vice President
                                           Human Resources & Administration

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